Exhibit 1

2021

1st Quarter Results

Mexico City, April 27, 2021
NYSE: VIST
BMV: VISTA

Vista Oil & Gas Results of the First Quarter of 2021

April 27, 2021, Mexico City, Mexico

Vista Oil & Gas, S.A.B. de C.V. (“Vista” or the “Company”) (NYSE: VIST in the New York Stock Exchange; BMV: VISTA in the Mexican Stock Exchange), reported today financial and operational results for the three-month period ended March 31, 2021.

Q1 2021 highlights:

•

Q1 2021 total production was 34,067 boe/d, a 11% increase q-o-q and a 29% increase compared to Q1 2020 total production, and our highest production in a single quarter. Oil production in Q1 2021 increased 15% q-o-q, mainly driven by the early tie-in of 4-well pads #6 and #7.

•	In Q1 2021, our shale production was 18,866 boe/d, out of which 18,794 boe/d correspond to shale oil wells in Bajada del Palo Oeste.

•

Revenues in Q1 2021 were 115.9 $MM, a 46% increase compared to the 79.5 $MM generated in Q4 2020 and a 58% increase compared to the 73.3 $MM generated in Q1 2020, mainly driven by the aforementioned oil production increase and by an increase in the average realized oil prices. In Q1 2021, we exported 46% of our oil volumes.

•	In Q1 2021, the average realized crude oil price was 45.5 $/bbl, a 13% increase compared to Q4 2020 and a 6% increase compared to the average realized crude oil price of Q1 2020.

•

Realized natural gas price for Q1 2021 was 2.0 $/MMBTU, resulting in a 9% decrease y-o-y, mainly driven by lower realized prices in the industrial segment. This decrease was partially offset by the Plan Gas summer price of 2.7 $/MMBTU, which impacted 64% of our natural gas sales volumes.

•

Total lifting cost during Q1 2021 was 23.1 $MM, a 3% decrease y-o-y, and a 2% increase q-o-q. Lifting cost per boe was 7.5 $/boe in Q1 2021, representing a 24% decrease compared to the average lifting cost per boe in Q1 2020 and a 6% decrease compared to the average lifting cost per boe during the previous quarter, reflecting lower incremental costs in Bajada del Palo Oeste, which diluted our fixed cost base.

•

Adjusted EBITDA for Q1 2021 was 58.3 $MM, a 62% increase q-o-q and a 131% increase compared to Q1 2020, driven by an increase in revenues amid stable lifting costs. During Q1 2021, we delivered an Adjusted EBITDA margin of 50%, 16p.p. and 5p.p. above Q1 2020 and Q4 2020, respectively.

•

During Q1 2021, we tied-in pads #6 and #7 in Bajada del Palo Oeste, driven by the acceleration of drilling activity with 2 rigs during Q4 2020. In February 2021, we tied-in our 4-well pad #6. We completed this pad with a total of 223 stages, with a cost per stage of 120 $M, compared to 220 $M per stage in pad #1. The drilling and completion cost in pad #6 was 9.9 $MM per well, resulting in savings of 43% compared to 17.4 $MM in pad #1 (in both cases, normalized to a 2,800-meter and 47 frac stages well). In late March 2021, we tied-in our 4-well pad #7 in Bajada del Palo Oeste. We completed this pad with a total of 181 stages, with a cost per stage of 111 $M, compared to 220 $M per stage in pad #1. The drilling and completion cost in pad #7 was 9.5 $MM per well, resulting in savings of 45% compared to 17.4 $MM in pad #1 (in both cases, normalized to a 2,800-meter and 47 frac stages well).

•	In Q1 2021, capex was 78.1 $MM, mainly driven by the drilling and completion activity in Bajada del Palo Oeste, having completed and tied-in two 4-well pads.

•

In Q1 2021 we maintained a solid financial position with cash at period end of 163.4 $MM. We achieved a positive cash flow from operations of 36.6 $MM. In addition, cash flow used in investing activities reached 80.0 $MM. Financing activities totaled a cash inflow of 3.8 $MM, which includes effects of exchange rate changes on the balance of cash held in foreign currencies for 6.2 $MM and the variation in Government bonds for (1.5) $MM. The resulting total cash outflow during Q1 2021 was 39.5 $MM. Gross debt totaled 549.8 $MM as of quarter end, resulting in a net debt of 386.5 $MM. During the quarter we raised 75.9 $MM in the Argentine debt capital market.

•

Q1 2021 net profit was 4.9 $MM, impacted by: (a) higher Adjusted EBITDA as discussed above, (b) financial results for a total loss of 4.6 $MM, compared to a loss of 7.3 $MM in Q1 2020, and (c) an increase in Depreciation, depletion and amortization to 44.7 $MM compared to 33.5 $MM in Q1 2020.

•

We published our inaugural Sustainability Report for the year 2020, a key milestone for a broader integration of ESG criteria in the Company’s strategic planning. We are committed to building the Company’s disclosure against these standards over time.

Vista Oil & Gas Q1 2021 results

Production

Total average net daily production

	Q1-21	Q4-20	Q1-20	▲ y/y	▲ q/q
Total (boe/d)	34,067	30,648	26,485	29%	11%
Oil (bbl/d)	26,436	23,056	16,991	56%	15%
Natural Gas (MMm3/d)	1.14	1.12	1.41	(19)%	2%
NGL (bbl/d)	435	518	645	(33)%	(16)%

Average daily production during Q1 2021 was 34,067 boe/d, comprised of 26,436 bbl/d of oil, representing 78% of total production, 1.14 MMm3/d of natural gas and 435 boe/d of NGL.

Total operated production during Q1 2021 was 33,658 boe/d, which amounts to 99% of total production. Total shale production was 18,866 boe/d, including 18,794 boe/d of shale operated production in Bajada del Palo Oeste and 72 boe/d of shale non-operated production in Coirón Amargo Sur Oeste.

Q1 2021 Average net daily production by asset

	Interest	Oil (bbl/d)	Natural Gas (MMm3/d)	NGL (bbl/d)	Total (boe/d)	% Total daily average
Net production per concession		26,436	1.14	435	34,067	100%
Entre Lomas	100%	3,315	0.19	366	4,846	14%
Bajada del Palo Este	100%	385	0.07	57	885	3%
Bajada del Palo Oeste (conventional)	100%	672	0.30	—	2,546	7%
Bajada del Palo Oeste (shale)	100%	16,613	0.35	—	18,794	55%
Agua Amarga	100%	249	0.04	12	486	1%
25 de Mayo-Medanito	100%	2,432	0.03	—	2,591	8%
Jagüel de los Machos	100%	2,318	0.13	—	3,144	9%
Coirón Amargo Norte	84.6%	261	0.00	—	265	1%
Águila Mora (shale)	90%	—	0.00	—	—	0%
Acambuco (non-operated)	1.5%	22	0.02	—	163	0%
Coirón Amargo Sur Oeste (shale / non-operated)	10%	67	0.00	—	72	0%
Concessions CS-01, A-10 and TM-01 (Mexico)	50%	103	0.03	—	274	1%

During Q1 2021, Entre Lomas (including Entre Lomas Neuquén and Entre Lomas Río Negro) concessions represented 14% of total production, 25 de Mayo-Medanito and Jagüel de los Machos concessions represented 17%, Bajada del Palo Oeste represented 63%, Bajada del Palo Este represented 3%, Agua Amarga (Jarrilla Quemada and Charco del Palenque concessions) represented 1%, and Coirón Amargo Norte represented 1% of the quarterly total production. The production from concessions in Mexico represented 1% of total average daily production. The remaining 1% was production from Acambuco and CASO, non-operated concessions in Argentina. For further information on production, please see Annex “Historical operational data”.

Revenues

Revenues per product—in $MM	Q1-21	Q4-20	Q1-20	▲ y/y	▲ q/q
Total	115.9	79.5	73.3	58%	46%
Oil	107.2	72.5	62.0	73%	48%
Natural Gas	7.9	6.2	10.1	(22)%	27%
NGL	0.8	0.9	1.2	(33)%	(5)%

Average Realized Prices

Product	Q1-21	Q4-20	Q1-20	▲ y/y	▲q/q
Oil ($/bbl)	45.5	40.1	43.0	6%	13%
Natural Gas ($/MMBTU)	2.0	1.6	2.2	(9)%	25%
NGL ($/tn)	244	212	245	(0)%	15%

During Q1 2021, total revenues were 115.9 $MM, 58% higher than Q1 2020 and 46% higher q-o-q, driven by the increase in crude oil revenues.

Crude oil revenues in Q1 2021 totaled 107.2 $MM, representing 92% of total revenues, a 73% increase compared to Q1 2020 and a 48% increase compared to Q4 2020, in both cases mainly driven by the boost in shale oil production from Bajada del Palo Oeste. During Q1 2021, we exported 46% of crude oil volumes, while the balance was sold to domestic refineries in Argentina. Total oil sales volumes during Q1 2021 were 2,357 Mbbl. Our average realized oil price was 45.5 $/bbl, 6% above Q1 2020 and 13% above Q4 2020, driven by recovery of crude oil demand both in the international and domestic markets.

Natural gas revenues represented 7% of total revenues. During Q1 2021, sales were made to industrial clients, representing 25% of total natural gas sales, at an average realized price of 1.2 $/MMBTU, 25% to distribution companies and CNG clients at an average price of 2.4 $/MMBTU, while the remaining 50% of sales were made to the power generation segment at an average price of 2.6 $/MMBTU. The average realized natural gas price for the quarter was 2.0 $/MMBTU, a 9% decrease compared to Q1 2020, mainly driven by lower realized prices in the industrial segment. This was partially offset by the Plan Gas summer price of 2.7 $/MMBTU, which positively impacted 64% of our natural gas volumes.

NGL sales were 0.8 $MM during Q1 2021, representing 1% of total sales. NGL volumes were allocated to the Argentine market at an average price of 244 $/ton.

Lifting Cost

	Q1-21	Q4-20	Q1-20	▲ y/y	▲ q/q
Lifting Cost ($MM)	23.1	22.6	23.8	(3)%	2%
Lifting cost ($/boe)	7.5	8.0	9.9	(24)%	(6)%

During Q1 2021, lifting cost was 23.1 $MM, a 3% decrease y-o-y and a 2% increase q-o-q. Lifting cost per boe was 7.5 $/boe, a 24% decrease compared to Q1 2020 and a 6% decrease compared to Q4 2020, in both cases diluted by the production increase in Bajada del Palo Oeste at lower incremental lifting costs.

Adjusted EBITDA

Adjusted EBITDA reconciliation ($MM)	Q1-21	Q4-20	Q1-20	▲ y/y	▲ q/q
Net (loss) / profit for the period	4.9	(13.8)	(21.3)

(+) Income tax (expense) / benefit	3.8	(17.4)	4.6
(+) Financial results, net	4.6	13.4	7.3

Operating profit	13.2	(17.8)	(9.4)

(+) Depreciation, depletion and amortization	44.7	44.9	33.5
(+) Restructuring and Reorganization expenses(1)	0.4	(0.6)	1.2
(+) Impairment of long-lived assets	—	9.5	—

Adjusted EBITDA(2)	58.3	35.9	25.3	131%	62%

Adjusted EBITDA Margin (%)(3)	50%	45%	34%	+16p.p.	+5p.p.

(1)	In Q4 2020 includes a gain for Bargain purchase on business combination of 1.4 $MM
(2)

Adj. EBITDA = Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

(3)	Change expressed as a difference in percentage points.

Adjusted EBITDA was 58.3 $MM in Q1 2021, a 131% increase compared to Q1 2020. Adjusted EBITDA was boosted by higher revenues amid stable lifting cost, leading to a 62% growth q-o-q. Adjusted EBITDA margin was 50%, improving 5p.p. q-o-q and 16p.p. vis-à-vis Q1 2020. This increase in Adj. EBITDA margin reflects higher revenues and our successful efforts to optimize costs.

Net Profit / Loss

Q1 2021 net profit was 4.9 $MM, impacted by: (a) the Adjusted EBITDA as discussed above, (b) financial results for a loss of 4.6 $MM, and (c) an increase in Depreciation, depletion and amortization to 44.7 $MM compared to 33.5 $MM in Q1 2020.

Financial results in Q1 2021 resulted in a total loss of 4.6 $MM, compared to a loss of 7.3 $MM in Q1 2020. This change was mainly driven by the income from foreign currency exchange difference.

Capex

Capex during Q1 2021 was 78.1 $MM. We invested 68.0 $MM in Bajada del Palo Oeste, of which 58.9 $MM correspond to drilling and completion of wells and 9.0 $MM to development facilities, G&G studies and others. Additionally, capex in conventional assets, non-operated assets, other facilities, IT projects, and G&G studies, accounted for the remaining 10.1 $MM.

Financial overview

During Q1 2021, we maintained a solid balance sheet, with a cash position at the end of the quarter of 163.4 $MM. We achieved a strong cash flow from operating activities of 36.6 $MM, a 35% increase q-o-q and a 74% increase y-o-y. In addition, cash flow from investing activities had an outflow of 80.0 $MM, with capex at 78.1 $MM, as detailed above. Cash flow from financing activities had an inflow of 3.8 $MM. Gross debt totaled 549.8 $MM as of quarter end, resulting in a net debt of 386.5 $MM.

In Q1 2021 we raised 75.9 $MM in two-series bond issuances in the Argentine capital market, as follows:

•	ON class VII: 42.4 $MM in a dollar-linked bond, 36 months bullet, with a 4.25 % coupon paid quarterly.

•	ON class VIII(1): 33.5 $MM in an Argentine Pesos bond, 42 months bullet, with a 2.73 % coupon paid quarterly.

(1)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

Proceeds from these issuances were used to replace loans with shorter maturities, extending average life from 1.8 to 2.2 years.

Outstanding bonds

Instrument	Issuer	Issue date	Maturity	Gross proceeds ($MM)	Type	Interest rate (%)	Currency	Market
ON class I	Vista Oil & Gas Argentina S.A.U.	31/7/2019	31/7/2021	50	Bullet at maturity	7.88%	USD	BCBA Argentina
ON class II	Vista Oil & Gas Argentina S.A.U.	7/8/2019	7/8/2022	50	Bullet at maturity	8.50%	USD	BCBA Argentina
ON class III	Vista Oil & Gas Argentina S.A.U.	21/2/2020	21/2/2024	50	Bullet at maturity	3.50%	USD	BCBA Argentina
ON class IV	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/2/2022	10	Bullet at maturity	BADLAR + 1.37%	ARS	BCBA Argentina
ON class V(1)	Vista Oil & Gas Argentina S.A.U.	7/8/2020	7/8/2023	30	Bullet at maturity	Zero coupon	ARS in USD-linked	BCBA Argentina
ON class VI	Vista Oil & Gas Argentina S.A.U.	4/12/2020	4/12/2024	10	Bullet at maturity	3.24%	ARS in USD-linked	BCBA Argentina
ON class VII	Vista Oil & Gas Argentina S.A.U.	10/3/2021	10/3/2024	42.4	Bullet at maturity	4.25%	ARS in USD-linked	BCBA Argentina
ON class VIII (2)	Vista Oil & Gas Argentina S.A.U.	10/3/2021	10/9/2024	33.5	Bullet at maturity	2.73%	ARS	BCBA Argentina

(1)	20 $MM were issued on August 7, 2020 at a price of $ 1.0000, while the remaining 10 $MM were issued on December 4, 2020 at a price of $ 0.9685
(2)

7.2 $MM were issued on March 10, 2021, equivalent to 9,323,430 UVA at a price of 1.0000 Argentine Pesos per UVA, and 26.3 $MM were issued on March 26, 2021, equivalent to 33,966,570 UVA at a price of 0.9923 Argentine Pesos per UVA

Environmental, Social and Governance (ESG)

We consider sustainability to be vital to our business strategy and seek to promote profitable growth, a healthy environment, and a positive community impact to deliver long-term value to our shareholders and stakeholders.

Our sustainability strategy is led by our Executive Team, with oversight of the Board of Directors through the Corporate Practices Committee.

We published our inaugural 2020 Sustainability Report, a key milestone for the Company. The report is aligned with the expectations and guidelines set forth by the Global Reporting Initiative (“GRI”) and the Sustainability Accounting Standards Board (“SASB”). We rely on GRI as the primary disclosure standard for comprehensive coverage of ESG factors and SASB for industry specific ESG topics most relevant to our financial performance and long-term value creation.

In pursuing our purpose, we identified 8 of the 17 UN Sustainable Development Goals (“SDGs”) by the year 2030 that are closely aligned with the relevant aspects of our business and through which we can exert the greatest impact. These include: #3 Good Health and Well-Being, #5 Gender Equality, #7 Affordable and Clean Energy, #8 Decent Work and Economic Growth, #12 Responsible Consumption and Production, #13 Climate Action, #15 Life on Land, and #16 Peace, Justice and Strong Institutions.

Select ESG highlights include:

•

Safety: We met the goal of reaching TRIR < 1 in line with Tier 1 International industry performance, by achieving a 90% reduction since taking over operations in 2018 and reenergizing safety processes and tools. TRIR for the year 2020 was 0.38. We also reported zero fatalities.

•

Climate Action: We aim to become a reliable low cost and low carbon energy company and take a leading role in the energy transition. In 2020, we accomplished a key milestone by determining the reference baseline for greenhouse gas (“GHG”) emissions (Scope 1 and 2), based on which during 2021 we will set corporate reduction goals and design a multi-year action plan aimed at reducing direct and indirect GHG emissions in our operations to be presented in the next sustainability report. Our Scope 1 and 2 GHG emissions during 2020 were 416,700 tons of CO2e.

•

Human Rights: In 2020, we announced our support of the Ten Principles of the United Nations Global Compact on human rights, labor, environment, and anti-corruption, as reflected in our Code of Ethics and Conduct.

•	Diversity: Our strong diversity policy supports the 2020 principles of equality and inclusion in our workforce as it seeks to create a work environment where everyone can succeed.

•	Gender Equality: While women accounted for 14% of our total employees and 17% of Board Members, 50% of new hires in 2020 were women.

•	Compensation: 100% of our employees receive short-term incentive compensation that take into account Company ESG goals.

•	Board Independence: 67% of our Board members are independent, the three Committees are comprised entirely of independent Board members and meet, at least, quarterly.

To read the report visit our website at: http://www.vistaoilandgas.com/en/sustainability/. Information contained on, or accessible through, this website is not incorporated by reference in, and will not be considered part of, this report.

Vista Oil & Gas S.A.B. de C.V.

Historical operational data

Average daily production by concession, totals and by product

	Q1 2021	Q4 2020	Q3 2020	Q2 2020	Q1 2020
Total production by field (boe/d)	34,067	30,648	25,394	23,817	26,485
Entre Lomas	4,846	5,224	5,629	6,289	6,804
Bajada del Palo Este	885	896	830	1,036	1,122
Bajada del Palo Oeste (conventional)	2,546	3,135	3,327	3,679	4,661
Bajada del Palo Oeste (shale)	18,794	14,488	8,320	5,065	5,599
Agua Amarga (Jarilla Quemada, Charco del Palenque)	486	488	373	476	596
25 de Mayo-Medanito	2,591	2,460	2,663	2,881	2,879
Jagüel de los Machos	3,144	3,123	3,313	3,525	3,705
Coirón Amargo Norte	265	282	366	268	260
Águila Mora (shale)	0	0	0	0	197
Acambuco	163	174	173	178	180
Coirón Amargo Sur Oeste (shale)	72	76	88	102	113
CS-01	100	127	140	163	166
A-10	168	174	173	152	173
TM-01	6	0	0	4	29

Crude oil production by field (boe/d)(1)	26,436	23,056	17,534	15,672	16,991

Entre Lomas	3,315	3,434	3,415	3,716	4,043
Bajada del Palo Este	385	369	353	463	553
Bajada del Palo Oeste (conventional)	672	866	819	916	1,051
Bajada del Palo Oeste (shale)	16,613	13,022	7,251	4,508	4,900
Agua Amarga (Jarilla Quemada, Charco del Palenque)	249	230	119	182	242
25 de Mayo-Medanito	2,432	2,308	2,507	2,741	2,701
Jagüel de los Machos	2,318	2,344	2,505	2,645	2,775
Coirón Amargo Norte	261	266	326	222	218
Águila Mora (shale)	0	0	0	0	197
Acambuco	22	23	23	25	24
Coirón Amargo Sur Oeste (shale)	67	70	80	92	96
CS-01	98	124	137	159	162
A-10	0	0	0	0	0
TM-01	6	0	0	4	29

Natural Gas production by field (boe/d)(2)	7,196	6,899	7,273	7,539	8,848

Entre Lomas	1,166	1,345	1,685	2,018	2,180
Bajada del Palo Este	442	468	430	533	522
Bajada del Palo Oeste (conventional)	1,874	2,269	2,508	2,763	3,610
Bajada del Palo Oeste (shale)	2,181	1,466	1,069	557	699
Agua Amarga (Jarilla Quemada, Charco del Palenque)	225	245	244	284	337
25 de Mayo-Medanito	159	151	156	140	178
Jagüel de los Machos	826	779	807	879	930
Coirón Amargo Norte	4	16	40	46	42
Águila Mora (shale)	0	0	0	0	0
Acambuco	141	151	150	154	156
Coirón Amargo Sur Oeste (shale)	6	6	7	10	17
CS-01	2	3	3	4	4

A-10	168	174	173	152	173
TM-01	0	0	0	0	0

NGL production by field (boe/d)	435	518	587	606	645

Entre Lomas	366	445	529	555	582
Bajada del Palo Este	57	60	48	41	47
Bajada del Palo Oeste (conventional)	0	0	0	0	0
Bajada del Palo Oeste (shale)	0	0	0	0	0
Agua Amarga (Jarilla Quemada, Charco del Palenque)	12	13	10	10	17

Notes:

(1)	Acambuco includes condensate.
(2)	Excludes natural gas consumption, flared or reinjected natural gas.

Oil and Gas concessions	WI (%)	Operated / Non-Operated	Target	Basin	Country
Entre Lomas Neuquén	100%	Operated	Conventional	Neuquina	Argentina
Entre Lomas Río Negro	100%	Operated	Conventional	Neuquina	Argentina
Bajada del Palo Oeste	100%	Operated	Shale / Conv.	Neuquina	Argentina
Bajada del Palo Este	100%	Operated	Shale / Conv.	Neuquina	Argentina
Agua Amarga	100%	Operated	Conventional	Neuquina	Argentina
25 de Mayo-Medanito	100%	Operated	Conventional	Neuquina	Argentina
Jagüel de los Machos	100%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Norte	84.6%	Operated	Conventional	Neuquina	Argentina
Coirón Amargo Sur Oeste	10%	Non-operated	Shale	Neuquina	Argentina
Águila Mora	90%	Operated	Shale	Neuquina	Argentina
Acambuco	1.5%	Non-operated	Conventional	Noroeste	Argentina
CS-01	50%	Operated	Conventional	Del Sureste	México
A-10	50%	Non-operated	Conventional	Del Sureste	México
TM-01	50%	Non-operated	Conventional	Tampico-Misantla	México

Vista Oil & Gas S.A.B. de C.V.

Bajada del Palo Oeste operational data

Shale oil wells detail

Well name	Pad number	Landing zone	Lateral length (mts)	Total frac stages
2013	#1	Organic	2,483	33
2014	#1	La Cocina	2,633	35
2015	#1	Organic	2,558	34
2016	#1	La Cocina	2,483	34
2029	#2	Organic	2,189	37
2030	#2	La Cocina	2,248	38
2032	#2	Organic	2,047	35
2033	#2	La Cocina	1,984	33
2061	#3	La Cocina	2,723	46
2062	#3	Organic	2,624	44
2063	#3	La Cocina	3,025	51
2064	#3	Organic	1,427	36
2025	#4	Lower Carbonate	2,186	26
2026	#4	La Cocina	2,177	44
2027	#4	Lower Carbonate	2,551	31
2028	#4	La Cocina	2,554	51
2501	#5	La Cocina	2,538	52
2502	#5	Organic	2,436	50
2503	#5	La Cocina	2,468	50
2504	#5	Organic	2,332	44
2391	#6	La Cocina	2,715	56
2392	#6	Organic	2,804	54
2393	#6	La Cocina	2,732	56
2394	#6	Organic	2,739	57
2261	#7	La Cocina	2,710	46
2262	#7	Organic	2,581	45
2263	#7	La Cocina	2,609	45
2264	#7	Organic	2,604	46

Vista Oil & Gas S.A.B. de C.V.

Key results

(Amounts expressed in thousand U.S. dollars)

Key Results - in $M	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Total Revenues	115,901	79,536	69,863	51,219	73,320
Oil	107,202	72,461	60,438	41,712	61,985
Natural Gas	7,884	6,213	8,609	8,640	10,113
NGL and others	815	862	816	867	1,222

Cost of Sales	(85,856)	(73,952)	(70,934)	(58,623)	(67,996)

Operating expenses	(23,140)	(22,589)	(23,032)	(18,564)	(23,833)
Stock fluctuation	(3,100)	5,529	598	(3,481)	449
Depreciation, depletion and amortization	(44,730)	(44,883)	(38,876)	(30,447)	(33,467)
Royalties	(14,886)	(12,009)	(9,624)	(6,131)	(11,145)

Gross profit	30,045	5,584	(1,071)	(7,404)	5,324

Selling expenses	(7,412)	(6,137)	(5,434)	(6,300)	(6,152)
General and administrative expenses	(8,851)	(7,259)	(9,063)	(8,229)	(9,367)
Exploration expenses	(159)	(106)	(241)	(168)	(131)
Other operating income	649	342	1,380	1,698	2,153
Other operating expenses	(1,049)	(761)	(1,690)	(1,285)	(1,253)
Impairment of long-lived assets	—	(9,484)	(4,954)	—	—

Operating profit (loss)	13,223	(17,821)	(21,073)	(21,688)	(9,426)

Adjusted EBITDA Reconciliation ($M)	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Net (loss) / profit for the period	4,858	(13,812)	(28,402)	(39,203)	(21,332)

(+) Income tax (expense) / benefit	3,758	(17,435)	(5,552)	8,304	4,571
(+) Financial results, net	4,607	13,426	12,881	9,211	7,335

Operating profit (loss)	13,223	(17,821)	(21,073)	(21,688)	(9,426)

(+) Depreciation, depletion and amortization	44,730	44,883	38,876	30,447	33,467
(+) Restructuring and Reorganization expenses	387	(636)	1,465	1,430	1,244
(+) Impairment of long-lived assets	—	9,484	4,954	—	—

Adjusted EBITDA	58,340	35,910	24,222	10,189	25,285

Adjusted EBITDA Margin (%)	50%	45%	35%	20%	34%

	Q1-21	Q4-20	Q3-20	Q2-20	Q1-20
Lifting Cost ($MM)	23.1	22.6	23.0	18.6	23.8
Lifting cost ($/boe)	7.5	8.0	9.9	8.6	9.9

Vista Oil & Gas S.A.B. de C.V.

Consolidated Balance Sheet

(Amounts expressed in thousand U.S. dollars)

	As of March 31, 2021	As of December 31, 2020
Property, plant and equipment	1,035,486	1,002,258
Goodwill	28,484	28,484
Other intangible assets	20,406	21,081
Right-of-use assets	21,037	22,578
Trade and other receivables	33,087	29,810
Deferred income tax	80	565
Total non-current assets	1,138,580	1,104,776
Inventories	10,491	13,870
Trade and other receivables	74,501	51,019
Cash, bank balances and other short-term investments	163,387	202,947
Total current assets	248,379	267,836

Total assets	1,386,959	1,372,612

Deferred income tax liabilities	137,067	135,567
Leases liabilities	15,994	17,498
Provisions	22,780	23,909
Income tax payable	1,750	—
Borrowings	352,656	349,559
Warrants	431	362
Employee defined benefit plans obligation	3,389	3,461
Accounts payable and accrued liabilities	—	—
Total non-current liabilities	534,067	530,356
Provisions	2,022	2,084
Leases liabilities	6,524	6,183
Borrowings	197,185	190,227
Salaries and social security payable	6,537	11,508
Income tax payable	—	—
Other taxes and royalties payable	7,243	5,117
Accounts payable and accrued liabilities	117,911	118,619
Total current liabilities	337,422	333,738

Total liabilities	871,489	864,094

Total equity	515,470	508,518

Total liabilities and equity	1,386,959	1,372,612

Vista Oil & Gas S.A.B. de C.V.

Consolidated Income Statement

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2021	For the period from January 1st to March 31, 2020
Revenue from contract with customers	115,901	73,320
Revenues from crude oil sales	107,202	61,985
Revenues from natural gas sales	7,884	10,113
Revenues from NGL	815	1,222
Cost of sales	(85,856)	(67,996)
Operating expenses	(23,140)	(23,833)
Crude oil stock fluctuation	(3,100)	449
Depreciation, depletion and amortization	(44,730)	(33,467)
Royalties	(14,886)	(11,145)

Gross profit	30,045	5,324

Selling expenses	(7,412)	(6,152)
General and administrative expenses	(8,851)	(9,367)
Exploration expenses	(159)	(131)
Other operating income	649	2,153
Other operating expenses	(1,049)	(1,253)
Impairment of long -lived assets	—	—

Operating profit (loss)	13,223	(9,426)

Investments in associates	—	—
Interest income	4	624
Interest expense	(17,398)	(11,151)
Other financial results	12,787	3,192

Financial results, net	(4,607)	(7,335)

Profit/ (Loss) before income taxes	8,616	(16,761)

Current income tax (expense)	(1,748)	—
Deferred income tax (expense)	(2,010)	(4,571)

Income tax expense	(3,758)	(4,571)

Net profit/(loss) for the year/ period	4,858	(21,332)

Other comprehensive loss	(73)	—

Total comprehensive profit/(loss) for the period	4,785	(21,332)

Vista Oil & Gas S.A.B. de C.V.

Consolidated Statement of Cash Flows

(Amounts expressed in thousand U.S. dollars)

	For the period from January 1st to March 31, 2021	For the period from January 1st to March 31, 2020
Net profit / (loss) for the period	4,858	(21,332)
Adjustments to reconcile net cash flows provided by (used in) operating activities:
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	—	22
Foreign currency exchange difference, net	(7,404)	611
Unwinding of discount on asset retirement obligation	561	579
Increase of provisions, net	662	7
Interest expense leases	300	442
Effect of discount of assets and liabilities at present value	(3,105)	(194)
Share-based payment expense	3,014	2,566
Burgain purchase on business combination	—	—
Employee defined benefits obligation	43	53
Income tax	3,758	4,571
Non-cash items related with investing activities:
Depreciation and depletion	43,944	32,890
Amortization of intangible assets	786	577
Impairment of long -lived assets	—	—
Interest income	(4)	(624)
Change in the fair value of financial assets	(7,074)	2,165
Investments in associate	—	—
Non-cash items related with financing activities:
Interest expense	17,398	11,151
Changes in the fair value of Warrants	69	(10,769)
Amortized costs	2,218	593
Impairment of financial assets	—	4,839
Changes in working capital:
Trade and other receivables	(30,343)	8,329
Inventories	3,105	(1,084)
Accounts payable and other payables	7,736	(2,187)
Employee defined benefits obligations	(212)	(197)
Salaries and social security payable	(5,722)	(9,377)
Other taxes and royalties payable	3,273	(1,692)
Provisions	(114)	(235)

Income taxes paid	(1,146)	(707)

Net cash flows generated by operating activities	36,601	20,997

Cash flows from investing activities:
Payments for acquisition of property, plant and equipment	(79,856)	(51,714)
Payments for acquisition of other intangible assets	(111)	(985)
Proceeds from other financial assets	—	—
Proceeds from interest received	4	624

Net cash flows (used in) investing activities	(79,963)	(52,075)

Cash flows from financing activities
Proceeds from capitalization of Serie A shares net of issue costs	—	—
Proceeds from borrowings	121,444	80,000
Payments of borrowing´s cost	(1,964)	(580)
Payments of borrowing´s principal	(98,937)	(42,635)
Payments of borrowing´s interests	(19,558)	(16,936)
Payments of leases	(1,852)	(3,565)
Payments of other financial liabilities, net of restricted cash and cash equivalents	—	(16,993)

Net cash flows generated by financing activities	(867)	(709)

	For the period from January 1st to March 31, 2021	For the period from January 1st to March 31, 2020
Net (decrease) in cash and cash equivalents	(44,229)	(31,787)

Cash and cash equivalents at the beginning of the period	201,314	234,230
Effects of exchange rate changes on cash and cash equivalents	6,152	(321)
Net (decrease) in cash and cash equivalents	(44,229)	(31,787)

Cash and cash equivalents at the end of the period	163,237	202,122

Glossary, currency and definitions:

•

Note: Amounts are expressed in U.S. dollars, unless otherwise stated, and in accordance with International Financial Reporting Standards (IFRS). All the amounts are unaudited. Amounts may not match with totals due to rounding up.

•	Conversion metrics

•	1 cubic meter of oil = 6.2898 barrels of oil

•	1,000 cubic meters of gas = 6.2898 barrels of oil equivalent

•	Δ q/q: Represents the percentage variation quarter on quarter

•	Δ y/y: Represents the percentage variation year on year

•	$MM: Million US Dollars

•	$M: Thousand US Dollars

•	$/bbl: US Dollars per barrel of oil

•	$/boe: US Dollars per barrel of oil equivalent

•	$/MMBTU: US Dollars per million British thermal unit

•	$/ton: US Dollars per metric ton

•

Adj. EBITDA / Adjusted EBITDA: Net (loss) / profit for the period + Income tax (expense) / benefit + Financial results, net + Depreciation, depletion and amortization + Restructuring and Reorganization expenses + Impairment of long-lived assets + Other adjustments

•	Adjusted EBITDA margin: Adjusted EBITDA divided by total revenues

•	boe: barrels of oil equivalent (see conversion metrics above)

•	boe/d: Barrels of oil equivalent per day

•	bbl/d: Barrels of oil per day

•	CNG: Compressed natural gas

•	CO2e: Carbon dioxide equivalent

•	ESG: Environmental, Social and Governance

•

Lifting cost: Includes production, transportation, treatment and field support services; excludes crude stock fluctuations, depreciation, depletion and amortization, royalties, direct taxes, commercial, exploration and G&A costs.

•	MMboe: Million barrels of oil equivalent

•	MMm3/d: Million cubic meters per day

•

Plan Gas: refers to the regulation set forth by Resolution No. 391/2020 whereby Vista was allocated 0.86 MMm3/d volume over a total of 67.4 MMm3/d at an average annual price of 3.29 $/MMBTU for a four-year term as of January 1, 2021.

•	TED: Total effective days – days in which shale oil wells were producing

•	TRIR: Total Recordable Incident Rate

•	Q#: Q followed by 1, 2, 3 or 4 represents the corresponding quarter of a certain year

•	q-o-q: Quarter on quarter

•	UVA: Acquisitive value units

•	y-o-y: Year on year

DISCLAIMER

Additional information about Vista Oil & Gas, S.A.B. de C.V., a sociedad anónima bursátil de capital variable organized under the laws of Mexico (the “Company” or “Vista”) can be found in the “Investors” section on the website at www.vistaoilandgas.com.

This presentation does not constitute an offer to sell or the solicitation of any offer to buy any securities of the Company, in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the U.S. Securities Exchange Commission (“SEC”), the Mexican National Securities Registry held by the Mexican National Banking and Securities Commission (“CNBV”) or an exemption from such registrations.

This presentation does not contain all the Company’s financial information. As a result, investors should read this presentation in conjunction with the Company’s consolidated financial statements and other financial information available on the Company’s website. All the amounts contained herein are unaudited.

Rounding amounts and percentages: Certain amounts and percentages included in this presentation have been rounded for ease of presentation. Percentage figures included in this presentation have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this presentation may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this presentation may not sum due to rounding.

This presentation contains certain metrics that do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

No reliance may be placed for any purpose whatsoever on the information contained in this document or on its completeness. Certain information contained in this presentation has been obtained from published sources, which may not have been independently verified or audited. No representation or warranty, express or implied, is given or will be given by or on behalf of the Company, or any of its affiliates (within the meaning of Rule 405 under the Act, “Affiliates”), members, directors, officers or employees or any other person (the “Related Parties”) as to the accuracy, completeness or fairness of the information or opinions contained in this presentation or any other material discussed verbally, and any reliance you place on them will be at your sole risk. Any opinions presented herein are based on general information gathered at the time of writing and are subject to change without notice. In addition, no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) is or will be accepted by the Company or any of its Related Parties in relation to such information or opinions or any other matter in connection with this presentation or its contents or otherwise arising in connection therewith.

This presentation also includes certain non-IFRS (International Financial Reporting Standards) financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

This presentation includes “forward-looking statements” concerning the future. The words such as “believes,” “thinks,” “forecasts,” “expects,” “anticipates,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions are included with the intention of identifying statements about the future. For the avoidance of doubt, any projection, guidance or similar estimation about the future or future results, performance or achievements is a forward-looking statement. Although the assumptions and estimates on which forward-looking statements are based are believed by our management to be reasonable and based on the best currently available information, such forward-looking statements are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control.

There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. Projections related to production results as well as costs estimations are based on information as of the date of this presentation and reflect numerous assumptions including assumptions with respect to type curves for new well designs and certain frac spacing expectations, all of which are difficult to predict and many of which are beyond our control and remain subject to several risks and uncertainties. The inclusion of the projected financial information in this document should not be regarded as an indication that we or our management considered or consider the projections to be a reliable prediction of future events. As such, no representation can be made as to the attainability of projections, guidances or other estimations of future results, performance or achievements. We have not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone. Neither our management nor any of our representatives has made or makes any representation to any person regarding our future performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error. We may or may not refer back to these projections in our future periodic reports filed under the Exchange Act. These expectations and projections are subject to significant known and unknown risks and uncertainties which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected or projected results, performance or achievements expressed or implied by such forward-looking statements. Many important factors could cause our actual results, performance or achievements to differ materially from those expressed or implied in our forward-looking statements, including, among other things: uncertainties relating to future government concessions and exploration permits; adverse outcomes in litigation that may arise in the future; general political, economic, social, demographic and business conditions in Argentina, Mexico and in other countries in which we operate; changes in law, rules, regulations and interpretations and enforcements thereto applicable to the Argentine and Mexican energy sectors, including changes to the regulatory environment in which we operate and changes to programs established to promote investments in the energy industry; any unexpected increases in financing costs or an inability to obtain financing and/or additional capital pursuant to attractive terms; any changes in the capital markets in general that may affect the policies or attitude in Argentina and/or Mexico, and/or Argentine and Mexican companies with respect to financings extended to or investments made in Argentina and Mexico or Argentine and Mexican companies; fines or other penalties and claims by the authorities and/or customers; any future restrictions on the ability to exchange Mexican or Argentine Pesos into foreign currencies or to transfer funds abroad; the revocation or amendment of our respective concession agreements by the granting authority; our ability to implement our capital expenditures plans or business strategy, including our ability to obtain financing when necessary and on reasonable terms; government intervention, including measures that result in changes to the Argentine and Mexican, labor markets, exchange markets or tax systems; continued and/or higher rates of inflation and fluctuations in exchange rates, including the devaluation of the Mexican Peso or Argentine Peso; any force majeure events, or fluctuations or reductions in the value of Argentine public debt; changes to the demand for energy; uncertainties relating to the effects of the Covid-19 outbreak; environmental, health and safety regulations and industry standards that are becoming more stringent; energy markets, including the timing and extent of changes and volatility in commodity prices, and the impact of any protracted or material reduction in oil prices from historical averages; changes in the regulation of the energy and oil and gas sector in Argentina and Mexico, and throughout Latin America; our relationship with our employees and our ability to retain key members of our senior management and key technical employees; the ability of our directors and officers to identify an adequate number of potential acquisition opportunities; our expectations with respect to the performance of our recently acquired businesses; our expectations for future production, costs and crude oil prices used in our projections; increased market competition in the energy sectors in Argentina and Mexico; and potential changes in regulation and free trade agreements as a result of U.S., Mexican or other Latin American political conditions.

Forward-looking statements speak only as of the date on which they were made, and we undertake no obligation to release publicly any updates or revisions to any forward-looking statements contained herein because of new information, future events or other factors. In light of these limitations, undue reliance should not be placed on forward-looking statements contained in this presentation. Further information concerning risks and uncertainties associated with these forward-looking statements and Vista’s business can be found in Vista’s public disclosures filed on EDGAR (www.sec.gov) or at the web page of the Mexican Stock Exchange (www.bmv.com.mx).

You should not take any statement regarding past trends or activities as a representation that the trends or activities will continue in the future. Accordingly, you should not put undue reliance on these statements. This presentation is not intended to constitute and should not be construed as investment advice.

Other Information

Vista routinely posts important information for investors in the Investor Relations support section on its website, www.vistaoilandgas.com. From time to time, Vista may use its website as a channel of distribution of material information.

Accordingly, investors should monitor Vista’s Investor Relations website, in addition to following Vista’s press releases, SEC filings, public conference calls and webcasts.

INVESTORS CONTACT:

ir@vistaoilandgas.com

Phone in Argentina +54.11.3754.8532

Phone in Mexico     +52.55.1167.8250